Exhibit 99.4

Ad hoc Announcement according to Art. 17 Market Abuse Regulation
QIAGEN announces CEO transition plan
Venlo, the Netherlands, November 4, 2025 – QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announces that Thierry Bernard will step down as Chief Executive Officer and Managing Director once a successor is appointed.
The Supervisory Board and Thierry Bernard have agreed this is the right time to initiate a leadership transition at QIAGEN. The Supervisory Board, supported by an executive search firm, has initiated a process to identify, evaluate and appoint a successor from both internal and external candidates.
Thierry Bernard, 61, joined QIAGEN in 2015 and has served as CEO since 2019. He will continue in his role until a successor is appointed to ensure a smooth transition and continuity, and he will not stand for re-election as a member of the Managing Board at the Annual General Meeting planned for June 2026.
QIAGEN remains fully focused on executing its strategy, delivering on its 2025 outlook following a solid performance in Q3 2025 and advancing its 2028 ambitions for solid profitable growth. Updates on the CEO search and transition process will be provided as appropriate.
QIAGEN N.V.
Hulsterweg 82
5912 PL Venlo
The Netherlands
ISIN: NL0015002CX3
Frankfurt Stock Exchange, Regulated Market (Prime Standard)

Contacts QIAGEN N.V.:
Corporate Communications
John Gilardi, Tel: +49 2103 29 11711; ir@qiagen.com
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